(Securities Code 7203)

May 28, 2012

To All Shareholders:

President Akio Toyoda

TOYOTA MOTOR CORPORATION

1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Convocation of FY2012 Ordinary General Shareholders’ Meeting

(Unless otherwise stated, all financial information has been prepared in accordance with generally accepted accounting principles in Japan)

Dear Shareholder,

Please refer to the following for information about the upcoming FY2012 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”). We hope that you will be able to attend this meeting.

If you are unable to attend the meeting, you can exercise your voting rights by paper ballot or by electromagnetic means. Please review the enclosed Reference Documents and exercise your voting rights by no later than the close of business (5:30 p.m.) on Thursday, June 14, 2012 (Japan Time). Thank you very much for your cooperation.

1. Date and time:	10:00 a.m., Friday, June 15, 2012

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

    Reports:

Reports on business review, unconsolidated and consolidated financial statements for FY2012 (April 1, 2011 through March 31, 2012) and report by Accounting Auditor and the board of Corporate Auditors on the audit results of the consolidated financial statements.

    Resolutions:

Proposed Resolution 1:    Distribution of Surplus

Proposed Resolution 2:    Election of 13 Directors

Proposed Resolution 3:    Payment of Executive Bonuses

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Notes: -

The Business Report for the 108th Fiscal Year from April 1, 2011 to March 31, 2012 is a reference document for the 108th ordinary general meeting. The Business Report will be available on the Toyota Motor Corporation Investor Relations website on March 31, 2012, which can be accessed at
http://www.toyota-global.com/investors/stock_information_ratings/shareholders.html

If you do not have access to the internet and would like to obtain a hard copy, please write to:

Proxy Services Corporation

200 A Executive Drive

Edgewood, NY 11717

You may also request for a hardcopy of The Business Report by calling the toll free number 1-800-555-2470.

-	If you attend the meeting in person, please submit the enclosed ballot at the reception desk. It will serve as your admission pass.

You are also kindly requested to bring this Notice as meeting materials when you attend.

-	If you intend to engage in split voting, please submit written notice to that effect and the reasons for the split voting at least three days prior to the General Shareholders’ Meeting.

-

If any revisions are made to the reference documents or attachments for the General Shareholders’ Meeting, the revisions will be posted on Toyota Motor Corporation’s Web site (http://www.toyota.co.jp/jpn/investors/).

Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1: Distribution of Surplus

We propose the distribution of surplus as follows:

Year-end Dividend

We will strive for the stable and continuous payment of dividends while giving due consideration to factors such as business results for each term, investment plans, and our cash reserves.

In order to survive tough competition, we will focus on the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and security.

Considering these factors, we would like to offer a year-end dividend of 30 yen per share. Combined with the interim dividend, the total amount of the annual dividends for the fiscal year ended March 31, 2012 will be 50 yen per share.

(1)	Type of dividend assets

Cash

(2)	Allocation of dividend assets and the total amount of dividends

Payment of 30 yen per share of common stock (Total amount of dividends: 95,004,292,590 yen)

(3)	Effective date of distribution of surplus

June 18, 2012

Proposed Resolution 2: Election of 13 Directors

All Directors will retire upon the expiration of their term of office at the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request that 13 Directors be elected. The candidates for the positions of Director are as follows:

Following are the nominees

no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC shares owned
1	Fujio Cho (2/2/1937)	Chairman of the Board	Apr.	1960	Joined TMC
			Sep.	1988	Director of TMC
			Dec.	1988	Toyota Motor Manufacturing, U.S.A., Inc.
					President
			Sep.	1994	Managing Director of TMC
			Oct.	1994	Retired from Toyota Motor Manufacturing,
					U.S.A., Inc. President
			Jun.	1996	Senior Managing Director of TMC
			Jun.	1998	Executive Vice President of TMC
			Jun.	1999	President of TMC	40,705
			Jun.	2005	Vice Chairman of TMC
			Jun.	2006	Chairman of TMC
			(important concurrent duties)
			Corporate Auditor of DENSO CORPORATION
			Director of Central Japan Railway Company
			Director of Sony Corporation
			President and Representative Director of Toyota Kuragaike
			Kaihatsu Kabushiki Kaisha
			Director of Toyota Industries Corporation
			Apr.	1984	Joined TMC
			Jun.	2000	Director of TMC
			Jun.	2002	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2009	President of TMC

2	Akio Toyoda	President, Member	(important concurrent duties)			4,581,575
	(5/3/1956)	of the Board	Corporate Auditor of Toyota Boshoku Corporation
			Chairman and CEO of Toyota Motor North America, Inc.
			Chairman of Toyota Motor Sales & Marketing Corporation
			Chairman of Japan Automobile Manufacturers Association, Inc.

no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC shares owned
		Executive Vice	Apr.	1969	Joined TMC
		President, Member	Jun.	1998	Director of TMC
		of the Board	Jun.	2001	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
		-Research & Development	Jun.	2005	Executive Vice President of TMC
		(BR Cockpit Planning,
		BR Driving Pleasure
	Takeshi	Promotion, Design	(important concurrent duties)
3	Uchiyamada	Quality Innovation,	Director of JTEKT Corporation			37,039
	(8/17/1946)	Technical Administration,	Chairman of Toyota Motor Engineering & Manufacturing (China)
		Product Planning, Design,	Co., Ltd.
		R&D Group 1,	Director of Toyota Boshoku Corporation
		R&D Management,
		Higashifuji Technical
		Administration, R&D
		Group 2, Motor Sports)

		Executive Vice President, Member of the Board	Apr.	1970	Joined Toyota Motor Sales Co., Ltd.
			Jun.	2000	Director of TMC
			Jun.	2003	Managing Officer of TMC
			Jun.	2003	Toyota Motor Sales, U.S.A., Inc.
					President
		-Asia & Oceania Operations	Jun.	2004	Director of TMC
		-Middle East, Africa and Latin America Operations	Jun.	2005	Senior Managing Director of TMC
			Jun.	2005	Toyota Motor Sales, U.S.A., Inc. Chairman
		-Government Affairs
4	Yukitoshi Funo (2/1/1947)	-Operation Planning & Support	May	2006	Toyota Motor North America, Inc. Chairman	34,248
			Jun.	2007	Retired from Toyota Motor North America, Inc.
					Chairman
			Jun.	2009	Executive Vice President of TMC
			Jun.	2009	Retired from Toyota Motor Sales, U.S.A. Inc.
					Chairman

			(important concurrent duties)
			Chairman of Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.
			Chairman of Toyota Motor Asia Pacific Pte Ltd.

no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC shares owned
		Executive Vice President, Member of the Board	Apr.	1971	Joined TMC
			Jun.	2000	Director of TMC
			Jun.	2002	Toyota Motor Manufacturing North America, Inc.
					President
5	Atsushi Niimi (7/30/1947)	-North America Operations -China Operations -Production Control -Production Engineering -Partner Robot -Manufacturing	Jun.	2003	Managing Officer of TMC
			Jun.	2004	Director of TMC
			Jun.	2005	Retired from Toyota Motor Manufacturing North
					America, Inc. President
			Jun.	2005	Senior Managing Director of TMC	37,000
			Jun.	2009	Executive Vice President of TMC
			(important concurrent duties) Chairman of Toyota Motor Engineering & Manufacturing North America, Inc. Chairman of Toyota Motor Technical Center (China) Co., Ltd.
			Corporate Auditor of JTEKT Corporation
			Vice Chairman of Toyota Motor North America, Inc.
		Executive Vice President, Member of the Board	Apr.	1970	Joined TMC
			Jun.	2001	Director of TMC
			Jun.	2003	Managing Officer of TMC
			Jun.	2004	Toyota Motor Engineering & Manufacturing Europe
6	Shinichi Sasaki (12/18/1946)	-Business Development -IT & ITS -Purchasing -Japan Sales Business -Customer First Promotion			NV/SA President
			Jun.	2005	Senior Managing Director of TMC
			Oct.	2005	Toyota Motor Europe NV/SA, Toyota Motor Marketing Europe NV/SA and Toyota Motor Engineering & Manufacturing Europe NV/SA merged under the name Toyota Motor Europe NV/SA	14,210
			Oct.	2005	Toyota Motor Europe NV/SA President
			Jul.	2006	Retired from Toyota Motor Europe NV/SA President
			Jun.	2009	Executive Vice President of TMC

			(important concurrent duties) Director of KDDI CORPORATION Corporate Auditor of Toyoda Gosei Co., Ltd.
		Executive Vice President, Member of the Board	Apr.	1974	Joined Toyota Motor Sales Co., Ltd.	30,200
			Jun.	2003	Managing Officer of TMC
			Jun.	2007	Senior Managing Director of TMC
			May	2010	Executive Vice President of TMC
7	Satoshi Ozawa (8/5/1949)	-Europe Operations -General Administration & Human Resources -Accounting -BR Vehicle & Parts Localization Dept.	(important concurrent duties) Chairman of Toyota Motor Europe NV/SA

no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC shares owned
		Director, Member of the Board	Apr.	1972	Joined Ministry of International Trade and Industry
			Jul.	2004	Director-General, Agency for Natural Resources
		-Corporate Planning Div.			and Energy
	Nobuyori	-Environmental Affairs Div.	Jul.	2006	Retired from Director-General, Agency for Natural
8	Kodaira				Resources and Energy	9,000
	(3/18/1949)		Aug.	2008	Advisor of TMC
			Jun.	2009	Managing Officer of TMC
			Jun.	2010	Senior Managing Director of TMC
			Jun.	2011	Director and Senior Managing Officer of TMC
		Director, Member of	Apr.	1973	Joined TMC
	Mamoru	the Board	Jun.	2003	Managing Officer of TMC
9	Furuhashi		Jun.	2007	Senior Managing Director of TMC	30,105
	(1/3/1950)	-Government Affairs Group	Jun.	2011	Director and Senior Managing Officer of TMC
		(Chief Officer)
		Director, Member of	Apr.	1976	Joined TMC
		the Board	Jun.	2004	Managing Officer of TMC
			Jun.	2008	Senior Managing Director of TMC
10	Takahiko Ijichi (7/15/1952)	-Accounting Group (Chief Officer)	Jun.	2011	Director and Senior Managing Officer of TMC	20,000

			(important concurrent duties)
			Corporate Auditor of HAMAMATSU PHOTONICS K.K.
11	Yasumori Ihara (11/17/1951)	Director, Member of	Apr.	1975	Joined Toyota Motor Sales Co., Ltd.
		the Board	Jun.	2004	Managing Officer of TMC
		Purchasing Group	Jun.	2007	Toyota Transportation Co., Ltd. President
		(Chief Officer)	Jun.	2007	Advisor of TMC
		-Corporate Planning Div.	Jun.	2008	Retired from Advisor of TMC	10,000
			Jun.	2009	Retired from Toyota Transportation Co., Ltd.
					President
			Jun.	2009	Senior Managing Director of TMC
			Jun.	2011	Director and Senior Managing Officer of TMC
		Senior Managing Officer	Apr.	1973	Joined Toyota Motor Sales Co., Ltd.
			Jun.	2003	Managing Officer of TMC
	Masamoto	Japan Sales Business	Jun.	2007	Toyota Administa Corporation President
12*	Maekawa	Group (Chief Officer)	Jun.	2007	Advisor of TMC	20,300
	(10/17/1949)		Jun.	2009	Retired from Toyota Administa
					Corporation President
			Jun.	2009	Senior Managing Director of TMC
			Jun.	2011	Senior Managing Officer of TMC

no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC shares owned
		Senior Managing	Apr.	1975	Joined TMC
		Officer	Jun.	2004	Managing Officer of TMC
			Jun.	2006	Toyota Technocraft Co., Ltd. President
		-Product Planning Group	Jun.	2006	Advisor of TMC
		(Chief Officer)	Jun.	2007	Retired from Advisor of TMC
13*	Mitsuhisa Kato (3/2/1953)		Jun.	2010	Retired from Toyota Technocraft Co., Ltd. President	7,350
			Jun.	2010	Senior Managing Director of TMC
			Jun.	2011	Senior Managing Officer of TMC
			(important concurrent duties)
			Corporate Auditor of TOKAI RIKA CO., LTD.

Note: * indicates a candidate to be posted as a TMC Director for the first time.

Proposed Resolution 3: Payment of Executive Bonuses

In consideration of the results for FY2012 and other factors, the 11 Directors in office as of the end of FY2012 will be paid a total amount of 148,500,000 yen as executive bonuses.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

< Toyota Global Vision >

Toyota will lead the way to the future of mobility,

enriching lives around the world with the safest

and most responsible ways of moving people.

Through our commitment to quality,

constant innovation and respect for the planet,

we aim to exceed expectations

and be rewarded with a smile.

We will meet challenging goals by engaging the

talent and passion of people,

who believe there is always a better way.

Table of Contents

To Our Shareholders	10

(Attachment to the Notice of Convocation of FY2012 Ordinary General Shareholders’ Meeting)
Business Report	11
1. Outlook of Associated Companies	11
2. Status of Shares	23
3. Status of Stock Acquisition Rights, Etc.	24
4. Status of Directors and Corporate Auditors	25
5. Status of Accounting Auditor	30
6. Basic Policy Regarding the System to Secure the Appropriateness of Business	31
Unconsolidated Financial Statements	34
UNCONSOLIDATED BALANCE SHEETS	34
UNCONSOLIDATED STATEMENTS OF INCOME	36
UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS	37
NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS	41
Independent Auditor’s Report (Certified Copy)	45
Consolidated Financial Statements	47
CONSOLIDATED BALANCE SHEETS	47
CONSOLIDATED STATEMENTS OF INCOME	49
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	50
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	52
Independent Auditor’s Report (Certified Copy)	54
Board of Corporate Auditors’ Report (Certified Copy)	56
Consolidated Business Results for FY2012 (Reference)	57
Segment Operating Results	57
Geographic Information	58

To Our Shareholders:

I would like to express our gratitude for your ongoing support and understanding of our company.

In FY2012, we were forced to reduce production due to the Great East Japan Earthquake and the floods in Thailand. Our strenuous efforts to recover production, however, led to a restoration of normal operations earlier than originally assumed, thanks to the cooperation of customers, regional societies, and shareholders, along with the efforts of suppliers and dealers. We appreciate their cooperation and efforts very much.

No matter how severe the business environment becomes, our company has always striven to manufacture “good automobiles” that exceed customer expectations in order to fulfill our mission of “bringing smiles to every customer who chooses Toyota.” Despite the impact of the sharp appreciation of the yen in FY2012, we have made further headway in our efforts to improve the profit structure toward the establishment of a robust profit foundation, thanks to the concerted efforts of the whole Toyota group in activities such as cost improvement.

Nonetheless, our consolidated financial results for FY2012 reflected the severe business environment, and consolidated net income decreased by 124.6 billion yen to 283.5 billion yen compared with FY2011.

Considering various factors such as our business results, research and development activities, and investments planned for sustainable growth, we would like to propose a year-end dividend of 30 yen per share at the FY2012 Ordinary General Shareholders’ Meeting in order to maintain our tradition of providing stable and continuous returns to shareholders. This, combined with the interim dividend of 20 yen per share, will result in a total annual dividend of 50 yen per share for FY2012.

Under the Global Vision established last year, we are aiming at “sustainable growth” based on the manufacture of “good automobiles.” When customers notice changes in our new automobiles, we believe they accept those changes as the marks of “good automobiles.” This acceptance increases our sales volume and income, which in turn enables further investment in “always better cars.” We feel this virtuous cycle beginning to grow, little by little.

Even if the business climate surrounding us remains as unforgiving as it is now, we will bring about and globally expand technological innovation through hands-on interaction in development, production, sales, and other functions by maintaining and strengthening “Japanese Monozukuri” under our domestic tripolar production system consisting of “Chubu,” “Kyushu” and “Tohoku.” We will also encourage initiatives toward the realization of a future mobility society, such as the building of smart grids that contribute to a comfortable, low-carbon automobile society. All 320,000 of us at Toyota worldwide will take part in the work to lay foundations for sustainable growth. Toyota will advance, never turning back, through these concerted efforts. We look forward to your ongoing support.

Akio Toyoda

President

Attachment to the Notice of Convocation of FY2012 Ordinary General Shareholders’ Meeting

Business Report (Fiscal Year under review: April 1, 2011 through March 31, 2012)

1. Outlook of Associated Companies

(1) Progress and Achievement in Operation

General Economic Environment in FY2012

Reviewing the general economic environment for the fiscal year ended March 2012 (“FY2012”), it can be seen that the world economy is gradually improving due to increasing personal consumption and a falling unemployment rate in the U.S. Meanwhile, the economic situation in Europe is at a standstill, mainly due to the sovereign debt crises, and the pace of expansion in emerging countries has slowed down compared to its earlier period of steady growth. The Japanese economy, which is still facing dire challenges by the impact of the Great East Japan Earthquake, is gradually picking up, thanks to the effects of various policy measures aimed at post-earthquake restoration.

For the automobile industry, markets in the U.S. and emerging countries such as Asia have developed in a steady manner. However, many Japanese manufacturers, including our company, were obliged to adjust or stop productions due to restrictions in parts supplies caused by the Great East Japan Earthquake and the floods in Thailand.

Overview of Operations

Under the significant impact of the earthquake, Toyota Motor Corporation (“TMC”) and its consolidated subsidiaries (together “Toyota”) have striven to restore production as early as possible through concerted efforts, and have made the utmost effort to recover production volume to provide customers with as many automobiles as possible. Even though the floods in Thailand last October forced us into a second production adjustment and shutdown, the repeated efforts of Toyota as a whole to recover production led to a restoration of normal operation in January of this year. Both production recoveries were achieved earlier than originally anticipated, thanks to the considerable cooperation of suppliers, dealers, customers, regional societies, and shareholders. We wish to thank all who were involved in these efforts.

In this severe business environment, we are striving to manufacture “good automobiles” that exceed expectation of customers to fulfill our mission of “bringing smiles to every customer who chooses Toyota.” During the fiscal year under review, Toyota expanded our product line-up of hybrid vehicles by launching the “Prius a,” a vehicle equipped with both outstanding environmental performance and comfortable interior available, and the “Aqua,” a compact-class hybrid-only vehicle that has achieved the world’s top level in fuel efficiency. Toyota refurbished the “Camry,” a model that has earned an excellent reputation around the world since its sales launch as a global-strategic model. Further, Toyota announced the “86,” a new-dimension sports car engineered to provide customers with the two fundamental aspects that make automobiles attractive to customers: the “joy of driving” and the “pleasure of ownership”. For the Lexus brand, Toyota launched “GS450h/GS350/GS250,” new models that realize high dimensions of design, driving, advanced and environmental technologies.

As mentioned above, Toyota has launched new products that meet needs of customer in Japan and other countries, vigorous sales efforts with dealers in every country and region around the world, however, global vehicle sales for FY2012, including the Daihatsu and Hino brands, decreased by 89 thousand units (or 1.1%) from FY2011 to a total of 8,334 thousand units, due to the impact of the Great East Japan Earthquake and the floods in Thailand. Although the further appreciation of yen this fiscal year compared to the year before, thanks to the concerted efforts of the entire Toyota group to implement profit improvement activities such as cost improvement and fixed cost reductions, we have made further headway in our efforts to improve the profit structure toward the establishment of solid profitability for the realization of the Toyota Global Vision. In addition to these activities, we entered strategic alliance agreements with global IT firms such as Microsoft and Salesforce.com, as well as agreements to build cooperative relationships in environmental technology with Ford and BMW in order to swiftly proceed with our efforts to manufacture “always better cars.”

By acquiring Toyota Auto Body Co., Ltd. and Kanto Auto Works, Ltd. as wholly-owned subsidiaries as of January 1 this year, and by entering a basic agreement toward the integration of Kanto Auto Works, Ltd., Central Motor Co., Ltd., and Toyota Motor Tohoku Co., Ltd. as of July 1 this year, we strongly believe we can maximize the strengths of each Toyota group company, enable Toyota to utilize its group resources to the fullest extent and further advance monozukuri (conscientious manufacturing) in Japan.

Consolidated Financial Results for FY2012

The consolidated financial results for FY2012 reflect the impact of the Great East Japan Earthquake, the floods in Thailand, and further appreciation of the yen. Despite the concerted efforts of the whole Toyota group to implement thorough profit-improvement activities such as cost improvement and fixed cost reductions, consolidated net revenues decreased by 410.0 billion yen (or 2.2%) to 18,583.6 billion yen compared with FY2011, and consolidated operating income decreased by 112.6 billion yen (or 24.1%) to 355.6 billion yen compared with FY2011. Consolidated net income attributable to Toyota Motor Corporation decreased by 124.6 billion yen (or 30.5%) to 283.5 billion yen compared with FY2011.

The breakdown of consolidated net revenues is as follows:

	Yen in millions
	FY2012 (April 2011 through March 2012)	FY2011 (April 2010 through March 2011)	Increase (Decrease)	Change (%)
Vehicles	14,164,940	14,507,479	(342,539)	(2.4)
Parts & components for overseas production	338,000	335,366	2,634	0.8
Parts	1,532,219	1,553,497	(21,278)	(1.4)
Other	929,219	926,411	2,808	0.3
Total Automotive	16,964,378	17,322,753	(358,375)	(2.1)
Financial Services	1,071,737	1,173,168	(101,431)	(8.6)
Other	547,538	497,767	49,771	10.0

Total	18,583,653	18,993,688	(410,035)	(2.2)

Notes:

1.	Consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
2.	The amounts represent net revenues from external customers.
3.	Net revenues do not include consumption taxes, etc.

Environmental Initiatives

Toyota considers addressing environmental issues as one of its top management priorities, and works for the realization of “enriching lives of communities” with the aim of realizing a comfortable, low-carbon society for automobiles. In light of the recent earthquake, there is a demand by the customers and society for vehicles with higher energy efficiency.

To meet such demands, Toyota has improved the fuel efficiency of conventional vehicles and has expanded its product line-up of hybrid vehicles such as the “Prius a” and the “Aqua.”

From the energy diversification perspective, we are also making all-around efforts, in parallel, to develop next-generation eco-cars such as plug-in hybrid vehicles, electric vehicles, and fuel cell vehicles in hopes to satisfy the requests of customers and society. In the fiscal year under review we launched the “Prius PHV,” a new plug-in hybrid that capitalizes on its electric vehicle and hybrid vehicle characteristics, a vehicle positioned as the pillar of next-generation environmental vehicles after hybrids.

Additionally, for smart grids, we are working towards an overall improvement in energy efficiency by launching the sale of smart houses that connect “people,” “vehicles,” and “houses” using information technology based on the results of experiments implemented in Toyota City, etc.

Non-Automotive Operations

In non-automotive operations, we are actively developing businesses to meet diverse customer needs. Our financial services have been providing a broad range of financial support for car lives of customers, responding to various risks, developing business platforms in emerging countries, and providing financial services customized to customer needs and regional characteristics through an expanded network covering various countries around the world. Our housing business, we are working to build houses that are friendly to the global environment, by developing new technologies that utilize the know-how cultivated in Toyota’s automobile sector in hopes to move toward the realization of a low-carbon society.

(2) Funding

Capital investment in the automotive business is mainly financed with funds gained from business operations and borrowings. Funds necessary for the financial services business are mainly financed with borrowings, as well as through the issuance of bonds and medium-term notes. The balance of debt as of the end of FY2012 was 12,005.5 billion yen.

(3) Capital Expenditures

As for capital expenditures, Toyota streamlined investment by improving investment efficiency. At the same time, Toyota focused its investment into “Eco-Cars,” including hybrid vehicles, and “emerging markets” which have strong potential for their growth. As a result of these efforts toward efficient investment, consolidated capital expenditures for FY2012 were 706.7 billion yen.

(4) Consolidated Financial Summary

	Yen in millions unless otherwise stated
	FY2009 (April 2008 through March 2009)	FY2010 (April 2009 through March 2010)	FY2011 (April 2010 through March 2011)	FY2012 (April 2011 through March 2012)
Net revenues	20,529,570	18,950,973	18,993,688	18,583,653
Operating income (loss)	(461,011)	147,516	468,279	355,627
Net income (loss) attributable to Toyota Motor Corporation	(436,937)	209,456	408,183	283,559
Net income (loss) attributable to Toyota Motor Corporation per share – Basic (yen)	(139.13)	66.79	130.17	90.21
Shareholders’ equity	10,600,737	10,930,443	10,920,024	11,066,478

Total assets	29,062,037	30,349,287	29,818,166	30,650,965

Notes:

1.	Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2012.
2.	“Net income (loss) attributable to Toyota Motor Corporation” is equivalent to “Net income (loss)” in FY2009.

(5) Issues to be Addressed

As for our future business environment, the world economy is expected to continue to expand slowly, but faces downside risks by the European sovereign debt crises and oil price hikes. The Japanese economy is expected to steadily achieve a modest pickup with the help from various policy measures. However, we must closely watch for downward moves in overseas economies and for unfavorable changes in foreign exchange markets.

The automotive market is expected to expand continuously, particularly in emerging countries. However, amid the changes in market structure, with the shift toward compact cars and low-price cars in parallel with the expansion and diversification of demand for eco-cars backed by rising environmental consciousness, fierce competition exists on a global scale. In this severe business environment, the Toyota group as a whole will make an even greater effort to address the following in order to respond promptly to environmental changes and to progress steadily toward the realization of the “Future Automobile Society”.

First, we intend to manufacture “good automobiles” that exceed expectation of customers, automobiles that exhilarate driving experience and have high environmental performance, with a top priority on customer security and safety. For emerging markets with strong potential for continuous expansion, we will reinforce products that meet the customers’ needs.

Second, by maintaining and strengthening production in Japan, we intend to bring about and globally expand technological innovation through the hands-on interaction among development, production, sales, and other functions.

Third, we plan to establish a stable business base for sustainable growth. While promoting profit improvement activities such as drastic cost reductions, we will encourage to build a corporate structure responding to drastic environmental changes in future, and to implement region-based management. We plan to develop our human resources to reinforce our global competitive edge.

Fourth, we will continue to support the restoration of areas damaged by the Great East Japan Earthquake, and hope to enhance business continuity in large-scale disasters by balancing risk reduction in the supply chain with the Toyota Production System that pursues high efficiency in production.

Fifth, we will encourage initiatives toward the realization of a future mobility society, such as the building of smart grids that contribute to a comfortable, low-carbon automobile society.

Based on these efforts, Toyota will contribute to realize “enriching lives of communities” through providing “good automobiles” that is accepted by customers and society. This will encourage more customers to well-purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this good cycle, we will aim to realize “sustainable growth” and enhance corporate value. And, through full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota will fulfill its social responsibilities by carrying out its Corporate Social Responsibility (CSR).

This year we will celebrate two commemorative milestones; the 75th anniversary of TMC and the 30th anniversary of the merger of Toyota Motor Co., Ltd. and Toyota Motor Sales Co., Ltd. We would never have reached these milestones without the support of shareholders and others concerned, or without the long years of patronage of loyal customers. For their support and patronage, we express our gratitude. To make this the year our first step forward into the first chapter of Toyota’s new history, the directors, officers, and employees of Toyota will work together with an aim to achieve a goal that will continue to rise, with a joint commitment that “We improve our business operations continuously, always driving for innovation and evolution.” We sincerely hope that our shareholders will continue to extend their patronage and support to us.

(6) Policy on Distribution of Surplus by Resolution of the Board of Directors

TMC deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value. TMC will strive for the stable and continuous payment of dividends while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

In order to survive tough competition, TMC will utilize its internal funds mainly for the early commercialization of technologies for next-generation environment and safety, giving priority to customer safety and security.

TMC pays dividends twice a year – an interim dividend and a year-end dividend – and in order to secure an opportunity to directly seek shareholders’ opinions, TMC will treat payments of year-end dividends as a matter to be resolved at the FY2012 Ordinary General Shareholders’ Meeting, even though TMC’s articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors.

TMC will not repurchase its own shares for the time being, as it decided to prioritize securing its cash reserves in consideration of uncertainties in the future global economic condition.

(7) Main Business

Business		Main products
Automotive Operations	Passenger vehicles

LS, LS600h, GS, GS450h, ES, HS250h, IS, IS F, IS C, CT200h, LX, GX, RX, RX450h

Century, Crown, Crown Hybrid, Mark X, Avalon, Camry, Camry Hybrid, SAI, Comfort, Premio, Allion, Avensis, Prius, Prius PHV, Corolla, Belta, Etios, Scion tC, Blade, Matrix, Auris, Auris Hybrid, Aqua, Ractis, bB, Porte, ist, Vitz, Passo, iQ, Aygo, Etios Liva, Mark X ZiO, Prius a, Succeed Wagon, Probox Wagon, Estima, Estima Hybrid, Sienna, Isis, Innova, WISH, Verso, Sienta, Avanza, Alphard, Alphard Hybrid, Vellfire, Vellfire Hybrid, Hiace Wagon, Noah, Voxy, Land Cruiser Wagon, Sequoia, 4Runner, Harrier, Harrier Hybrid, Highlander, Highlander Hybrid, Fortuner, FJ Cruiser, Venza, Vanguard, RAV4, Rush, etc.

	Trucks and buses	Succeed Van, Probox Van, Hiace, Regius Ace Van, Quick Delivery, Townace, Liteace, Tundra, Tacoma, Hilux, Dyna, Toyoace, Land Cruiser, Coaster, etc.
	Mini-vehicles	Pixis
	Parts & components for overseas production	Various units and parts for overseas production
	Parts	Various maintenance parts for both domestic and overseas use

Financial Services Operations		Auto sales financing, leasing, etc.

Other Operations	Housing	Espacio GX, Espacio Mezzo, Espacio EF Urban Wind, Espacio EF3, Espacio EF, Sincé Aventino, Sincé Vietrois, Sincé Sorest, Sincé Cada, Sincé Asuie, Sincé Smart Stage, Sincé Hugmi, Sincé piana, LQ, Vie a, Crest, T-fine, M&f, NS, Le, L×L, ZELK, Season Stage, Sincé Smart Maison, T Stage, etc.

*	Hino brand products (trucks and buses) and Daihatsu brand products (mini-vehicles and passenger vehicles) are not included in the above table.

(8) Main Sites

<TMC>

Name	Location
Head Office	Aichi Prefecture
Tokyo Head Office	Tokyo
Nagoya Office	Aichi Prefecture
Honsha Plant	Aichi Prefecture
Motomachi Plant	Aichi Prefecture
Kamigo Plant	Aichi Prefecture
Takaoka Plant	Aichi Prefecture
Miyoshi Plant	Aichi Prefecture
Tsutsumi Plant	Aichi Prefecture
Myochi Plant	Aichi Prefecture
Shimoyama Plant	Aichi Prefecture
Kinu-ura Plant	Aichi Prefecture
Tahara Plant	Aichi Prefecture
Teiho Plant	Aichi Prefecture
Hirose Plant	Aichi Prefecture
Higashi-Fuji Technical Center	Shizuoka Prefecture

<Domestic and overseas subsidiaries>

Please see section “(10) Status of Principal Subsidiaries.”

(9) Employees

Number of employees	Increase (Decrease) from end of FY2011
325,905	+ 8,189

(10) Status of Principal Subsidiaries

	Company name	Location	Capital/ subscription	Percentage ownership interest		Main business
			million yen
Japan	Toyota Financial Services Corporation	Aichi Prefecture	78,525	100.00		Management of domestic and overseas financial companies, etc.
	Hino Motors, Ltd.	Tokyo	72,717	50.21	*	Manufacture and sales of automobiles
	Toyota Motor Kyushu, Inc.	Fukuoka Prefecture	45,000	100.00		Manufacture and sales of automobiles
	Daihatsu Motor Co., Ltd.	Osaka Prefecture	28,404	51.33	*	Manufacture and sales of automobiles
	Toyota Finance Corporation	Tokyo	16,500	100.00	*	Finance of automobile sales, card business
	Toyota Auto Body Co., Ltd.	Aichi Prefecture	10,371	100.00		Manufacture and sales of automobiles
	Kanto Auto Works, Ltd.	Kanagawa Prefecture	6,850	100.00		Manufacture and sales of automobiles
			in thousands
North America	Toyota Motor Engineering & Manufacturing North America, Inc.	U.S.A.	USD 1,958,949	100.00	*	Management of manufacturing companies in North America
	Toyota Motor Manufacturing, Kentucky, Inc.	U.S.A.	USD 1,180,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor North America, Inc.	U.S.A.	USD 1,005,400	100.00	*	Government, public affairs and research of North America
	Toyota Motor Credit Corporation	U.S.A.	USD 915,000	100.00	*	Finance of automobile sales
	Toyota Motor Manufacturing, Indiana, Inc.	U.S.A.	USD 620,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing, Texas, Inc.	U.S.A.	USD 510,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Sales, U.S.A., Inc.	U.S.A.	USD 365,000	100.00	*	Sales of automobiles
	Toyota Motor Manufacturing Canada Inc.	Canada	CAD 680,000	100.00		Manufacture and sales of automobiles
	Toyota Credit Canada Inc.	Canada	CAD 60,000	100.00	*	Finance of automobile sales
			in thousands
Europe	Toyota Motor Europe NV/SA	Belgium	EUR 2,524,346	100.00		Management of all European affiliates
	Toyota Motor Manufacturing France S.A.S.	France	EUR 380,078	100.00	*	Manufacture and sales of automobiles
	Toyota Kreditbank GmbH	Germany	EUR 30,000	100.00	*	Finance of automobile sales
	Toyota Motor Finance (Netherlands) B.V.	Netherlands	EUR 908	100.00	*	Loans to overseas Toyota related companies
	Toyota Motor Manufacturing (UK) Ltd.	U.K.	GBP 300,000	100.00	*	Manufacture and sales of automobiles
	OOO “TOYOTA MOTOR”	Russia	RUB 37,569	100.00	*	Sales of automobiles

	Company name	Location	Capital/ subscription	Percentage ownership interest		Main business
			in thousands
Asia	Toyota Motor (China) Investment Co., Ltd.	China	USD 118,740	100.00		Sales of automobiles
	Toyota Kirloskar Motor Private Ltd.	India	INR 7,000,000	89.00		Manufacture and sales of automobiles
	PT. Toyota Motor Manufacturing Indonesia	Indonesia	IDR 19,523,503	95.00		Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Pte Ltd.	Singapore	SGD 6,000	100.00		Sales of automobiles
	Kuozui Motors, Ltd.	Taiwan	TWD 3,460,000	70.00	*	Manufacture and sales of automobiles
	Toyota Motor Thailand Co., Ltd.	Thailand	THB 7,520,000	86.43		Manufacture and sales of automobiles
	Toyota Leasing (Thailand) Co., Ltd.	Thailand	THB 8,000,000	82.94	*	Finance of automobile sales
	Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	THB 1,300,000	100.00	*	Production support for entities in Asia and Oceania
			in thousands
Other	Toyota Motor Corporation Australia Ltd.	Australia	AUD 481,100	100.00		Manufacture and sales of automobiles
	Toyota Finance Australia Ltd.	Australia	AUD 120,000	100.00	*	Finance of automobile sales
	Toyota Argentina S.A.	Argentina	ARS 260,000	100.00	*	Manufacture and sales of automobiles
	Toyota do Brasil Ltda.	Brazil	BRL 709,980	100.00		Manufacture and sales of automobiles
	Toyota South Africa Motors (Pty) Ltd.	South Africa	ZAR 50	100.00	*	Manufacture and sales of automobiles

Notes:

1.	* Indicates that the ownership interest includes such ratio of the subsidiaries.
2.	The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.

2. Status of Shares

(1)	Total Number of Shares Authorized	10,000,000,000 shares

(2)	Total Number of Shares Issued	3,447,997,492 shares

(3)	Number of Shareholders	668,186

(4) Major Shareholders

Name of Shareholders	Number of shares (1,000 shares)	Percentage of shareholding (%)
Japan Trustee Services Bank, Ltd.	354,972	11.21
Toyota Industries Corporation	218,515	6.90
The Master Trust Bank of Japan, Ltd.	188,457	5.95
Nippon Life Insurance Company	129,915	4.10
State Street Bank and Trust Company	119,380	3.77
Trust & Custody Services Bank, Ltd.	85,905	2.71
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	81,289	2.57
Mitsui Sumitomo Insurance Company, Limited	66,063	2.09
SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS	63,825	2.02
DENSO CORPORATION	58,903	1.86

Notes:

1.

The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of the Bank of New York Mellon, which is the Depositary for holders of TMC’s American Depositary Receipts (ADRs).

2.	The percentage of shareholding is calculated after deducting the number of shares of treasury stock (281,187 thousand shares) from the total number of shares issued.

3. Status of Stock Acquisition Rights, Etc.

(1) Status of Stock Acquisition Rights as of the End of FY2012

1)	Number of Stock Acquisition Rights issued:

168,610

2)

Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights 16,861,000 shares of common stock of TMC (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100).

3)	Stock Acquisition Rights held by TMC’s Directors and Corporate Auditors

	Series (Exercise price)	Exercise Period	Number of Stock Acquisition Rights	Number of holders
Directors	5th (6,140 yen)	From August 1, 2008 to July 31, 2014	2,700	9
	6th (7,278 yen)	From August 1, 2009 to July 31, 2015	2,900	9
	7th (4,726 yen)	From August 1, 2010 to July 31, 2016	3,000	9
	8th (4,193 yen)	From August 1, 2011 to July 31, 2017	3,800	11
	9th (3,183 yen)	From August 1, 2012 to July 31, 2018	4,000	11

Corporate Auditors	5th (6,140 yen)	From August 1, 2008 to July 31, 2014	320	2
	6th (7,278 yen)	From August 1, 2009 to July 31, 2015	320	2
	7th (4,726 yen)	From August 1, 2010 to July 31, 2016	350	2
	8th (4,193 yen)	From August 1, 2011 to July 31, 2017	600	2

Note:

The Stock Acquisition Rights held by Corporate Auditors in the above table have been acquired prior to their assumption of office and are exercisable by Corporate Auditors.

4. Status of Directors and Corporate Auditors

(1) Directors and Corporate Auditors

Name	Position	Main areas of responsibility	Important concurrent duties
Fujio Cho	*Chairman of the Board

-Corporate Auditor of DENSO CORPORATION

-Director of Central Japan Railway Company

-Director of SONY CORPORATION

-President and Representative Director of Toyota Kuragaike Kaihatsu Kabushiki Kaisha

-Director of Toyota Industries Corporation

Akio Toyoda	*President, Member of the Board		-Corporate Auditor of Toyota Boshoku Corporation -Chairman and CEO of Toyota Motor North America, Inc. -Chairman and Representative Director of Toyota Motor Sales & Marketing Corporation

Takeshi Uchiyamada	*Executive Vice President, Member of the Board

-Research & Development (Design Quality Innovation, Technical Administration, Product Planning, Design, R&D Group 1, R&D Management, Higashifuji Technical Administration, R&D Group 2)

-R&D Group 1 (Chief Officer)

-Design Quality Innovation Div.

-Director of JTEKT Corporation -Chairman of Toyota Motor Engineering & Manufacturing (China) Co., Ltd. -Director of Toyota Boshoku Corporation

Yukitoshi Funo	*Executive Vice President, Member of the Board	-Asia & Oceania Operations -Middle East, Africa and Latin America Operations -External Affairs -Product & Business Planning	-Chairman of Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd. -Chairman of Toyota Motor Asia Pacific Pte Ltd.

Atsushi Niimi	*Executive Vice President, Member of the Board	-North America Operations -China Operations -Production Control -Production Engineering -Manufacturing -North America Operations Group (Chief Officer)

-Chairman of Toyota Motor Engineering & Manufacturing North America, Inc.

-Chairman of Toyota Motor Technical Center (China) Co., Ltd.

-Corporate Auditor of JTEKT Corporation

-Vice Chairman of Toyota Motor North America, Inc.

-Chairman of Toyota Motor (China) Investment Co., Ltd.

Name	Position	Main areas of responsibility	Important concurrent duties
Shinichi Sasaki	*Executive Vice President, Member of the Board	-Business Development -IT -Purchasing -Japan Sales Business -Customer Service Operations -Quality	-Director of KDDI CORPORATION -Corporate Auditor of Toyoda Gosei Co., Ltd.

Satoshi Ozawa	*Executive Vice President, Member of the Board	-Europe Operations -General Administration & Human Resources -Accounting -BR Vehicle & Parts Localization Dept.	-Chairman of Toyota Motor Europe NV/SA

Nobuyori Kodaira	Director	-Corporate Planning Div. -Environmental Affairs Div.

Mamoru Furuhashi	Director	-External Affairs Group (Chief Officer)

Takahiko Ijichi	Director	-Accounting Group (Chief Officer)	-Corporate Auditor of HAMAMATSU PHOTONICS K.K.

Yasumori Ihara	Director	-Purchasing Group (Chief Officer) -Corporate Planning Div.

Yoichiro Ichimaru	Full-time Corporate Auditor

Masaki Nakatsugawa	Full-time Corporate Auditor

Masahiro Kato	Full-time Corporate Auditor

Yoichi Morishita	Corporate Auditor		-Corporate Counsellor of Panasonic Corporation -Outside Corporate Auditor of The Kansai Electric Power Co., Inc.

Akishige Okada	Corporate Auditor		-Advisor of Sumitomo Mitsui Banking Corporation -Outside Corporate Auditor of Mitsui Fudosan Co., Ltd. -Outside Director of Daicel Corporation

Kunihiro Matsuo	Corporate Auditor		-Attorney -Outside Director of Asahi Glass Co., Ltd. -Outside Corporate Auditor of MITSUI & CO., LTD. -Outside Corporate Auditor of KOMATSU LTD. -Outside Corporate Auditor of BROTHER INDUSTRIES, LTD.

Yoko Wake	Corporate Auditor		-Professor of Faculty of Business and Commerce of Keio University

Notes:

1.	* Representative Director
2.

Mr. Yoichi Morishita, Mr. Akishige Okada, Mr. Kunihiro Matsuo and Ms. Yoko Wake, all of whom are Corporate Auditors, are Outside Corporate Auditors as provided in Article 2, Item 16 of the Companies Act. They are also Independent Auditors as provided by the rules of the Japanese stock exchanges on which TMC is listed.

3.	The “Important concurrent duties” are listed chronologically, in principle, based on the dates the executives assumed their present positions.
4.	The main areas of responsibility were changed as of April 1, 2012, as follows:

Name	Position	Main areas of responsibility
Takeshi Uchiyamada	* Executive Vice President, Member of the Board

- Research & Development (BR Cockpit, BR Driving Pleasure,
Design Quality Innovation, Technical Administration,
Product Planning, Design, R&D Group 1, R&D Management,
Higashifuji Technical, R&D Group 2, Motor Sports)

Atsushi Niimi	* Executive Vice President, Member of the Board	- North America Operations - China Operations - Production Control - Production Engineering - Partner Robot - Manufacturing

Shinichi Sasaki	* Executive Vice President, Member of the Board	- Business Development - IT & ITS - Purchasing - Japan Sales Business - Customer First Promotion

Note:

*	Representative Director

(2) Amount of Compensation to Directors and Corporate Auditors for FY2012

Category	Directors		Corporate Auditors (incl. Outside Corporate Auditors)		Total
	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)
Compensation to Directors and Corporate Auditors	27	823	10(5)	224(55)	37	1,048
Executive bonus	11	148			11	148

Total		972		224(55)		1,196

Notes:

1.	The number of persons includes those eligible to receive compensation in FY2012.
2.	The amounts of executive bonuses stated above are to be decided by the resolution of the FY2012 Ordinary General Shareholders’ Meeting to be held on June 15, 2012.
3.	In addition to the above, the following accounting cost is recorded as non-monetary compensation to Directors:
Stock option (Resolutions of the FY2009 Ordinary General Shareholders’ Meeting held on June 23, 2009 and the FY2010 Ordinary General Shareholders’ Meeting held on June 24, 2010)

255 million yen for 27 Directors

*

A stock option, as granted to Directors, is a “right to acquire TMC’s shares by making payment within the exercise period of the amount obtained by multiplying the amount to be paid per share, which is calculated by adding a certain ratio to the share price as of the allotment date, by the number of shares to be granted,” and this corresponds to a “Non-monetary compensation.” The figures stated above are amounts recorded as accounting costs for FY2012 from among the fair values of stock options calculated based on various conditions as of the allotment date.

(3) Status of Outside Corporate Auditors

1) Major activities for FY2012

Name	Attendance (total attended/total held)
Yoichi Morishita	Directors’ meetings 16/24	Corporate Auditors’ meetings 16/18
Akishige Okada	Directors’ meetings 18/24	Corporate Auditors’ meetings 16/18
Kunihiro Matsuo	Directors’ meetings 14/24	Corporate Auditors’ meetings 14/18
Yoko Wake	Directors’ meetings 15/19	Corporate Auditors’ meetings 14/15

Note:	The total numbers of meetings held vary due to the difference in the dates of assumption of office.

Each Outside Corporate Auditor contributed by giving opinions based on his or her experience and insight.

2) Details of liability limitation agreements

Agreements between the Outside Corporate Auditors and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Companies Act, with the liability limited to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

5. Status of Accounting Auditor

(1) Name of Accounting Auditor

PricewaterhouseCoopers Aarata

(2) Compensation to Accounting Auditor for FY2012

1)	Total compensation and other amounts paid by TMC for the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan

483 million yen

2)	Total amount of cash and other property benefits paid by Toyota

1,584 million yen

Notes:

1.	The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law.

2.

The amount in 2) above includes compensation for advice and consultation concerning accounting and information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan.

3.	Among principal subsidiaries of TMC, overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Aarata.

(3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor

It is a policy of TMC that, if it is deemed that the Accounting Auditor will have difficulty in conducting an audit appropriately because of the occurrence of an event stipulated in laws or regulations or an event that interferes with the eligibility or independence of the Accounting Auditor, TMC shall determine whether to dismiss or refrain from reappointing the Accounting Auditor, as needed.

6. Basic Policy Regarding the System to Secure the Appropriateness of Business

TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct.” TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

Accordingly, TMC has developed its basic policy regarding the following items as stipulated in the Companies Act.

(1)	System to ensure that the Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

1)

TMC will ensure that Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Directors.

2)

TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3)

TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance, and risk management at the CSR Committee and other meetings. TMC will also discuss and decide, at the meetings of various cross-sectional decision-making bodies, policies and systems to monitor and respond to risks relating to organizational function.

(2)	System to retain and manage information relating to performance of duties by Directors

Information relating to exercising duties by Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

(3)	Rules and systems related to the management of risk of loss

1)

TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2)

TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3)

TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division.

4)	As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

(4)	System to ensure that Directors exercise their duties efficiently

1)	TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term.

2)

The Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, delegate a high level of authority to Chief Officers (Senior Managing Officers and Managing Officers) who take responsibility for business operations in each region and function. The Chief Officers will proactively compose business plans for the regions and functions under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. The Directors will supervise the execution of duties by the Chief Officers.

3)

TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC’s management and corporate activities.

(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

1)	TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2)

TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks among others, and report the result to the CSR Committee and other committees.

3)

TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its corporate ethics inquiry office and other channels.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

1)

TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries as Toyota’s common charter of conduct, and develop and maintain a sound environment of internal controls for Toyota. TMC will also promote the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” through personnel exchanges.

2)

TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

(7)	System concerning employees who assist the Corporate Auditors when required

TMC will establish a Corporate Auditors Department and assign a number of full-time staff to support this function.

(8)	Independence of the employees described in the preceding item (7) from Directors

Any changes in personnel in the Corporate Auditors Department will require prior consent of the Board of Corporate Auditors or a full-time Corporate Auditor selected by the Board of Corporate Auditors.

(9)	System for Directors and employees to report to Corporate Auditors, and other relative systems

1)

Directors, from time to time, will properly report to the Corporate Auditors any major business operations through the divisions in charge. If any fact that may cause significant damage to the Company is discovered, they will report the matter to the Corporate Auditors immediately.

2)	Directors, Senior Managing Officers, Managing Officers, and employees will report to Corporate Auditors on the business upon requests by the Corporate Auditors, periodically and as needed.

(10)	Other systems to ensure that the Corporate Auditors conducted audits effectively

TMC will ensure that the Corporate Auditors attend major Board of Directors’ meeting, inspect important Company documents, and make opportunities to exchange information between the Corporate Auditors and Accounting Auditor periodically and as needed, as well as appoint external experts.

Unconsolidated Financial Statements

UNCONSOLIDATED BALANCE SHEETS

(Million yen; amounts less than one million yen are omitted)
	FY2012 (As of March 31, 2012)	FY2011 (Reference) (As of March 31, 2011)
(Assets)
Current assets	4,310,629	3,142,738
Cash and deposits	163,720	40,926
Trade accounts receivable	1,026,650	596,450
Marketable securities	1,239,157	1,302,090
Finished goods	154,854	56,182
Work in process	74,323	72,062
Raw materials and supplies	103,290	100,037
Income taxes receivable	20,391	20,112
Short-term loans	494,649	298,794
Deferred tax assets	404,802	369,359
Others	631,088	287,622
Less: allowance for doubtful accounts	(2,300)	(900)
Fixed assets	6,302,136	6,450,425
Property, plant and equipment	1,130,612	1,200,458
Buildings, net	356,071	380,605
Structures, net	40,574	43,237
Machinery and equipment, net	187,782	229,189
Vehicle and delivery equipment, net	17,255	18,328
Tools, furniture and fixtures, net	61,914	65,233
Land	384,136	379,990
Construction in progress	82,878	83,873
Investments and other assets	5,171,524	5,249,966
Investments in securities	2,752,772	2,721,813
Investments in subsidiaries and affiliates	1,965,714	1,889,205
Long-term loans	199,730	322,276
Deferred tax assets	136,183	197,245
Others	138,823	141,025
Less: allowance for doubtful accounts	(21,700)	(21,600)

Total	10,612,765	9,593,164

(Million yen; amounts less than one million yen are omitted)
	FY2012 (As of March 31, 2012)	FY2011 (Reference) (As of March 31, 2011)
(Liabilities)
Current liabilities	3,302,328	2,095,039
Trade notes payable	39	674
Electronically recorded obligations-operating	279,916	—
Trade accounts payable	823,201	390,907
Short-term borrowings	160,000	10,000
Current portion of long-term borrowings	65,000	163,800
Current portion of bonds	150,000	—
Other payables	322,054	308,458
Accrued expenses	794,039	741,604
Deposits received	663,112	449,748
Others	44,965	29,845
Long-term liabilities	675,770	959,725
Bonds	380,000	530,000
Long-term borrowings	9,982	145,147
Allowance for retirement benefits	273,356	269,541
Others	12,431	15,037
Total liabilities	3,978,099	3,054,765
(Net assets)
Shareholders’ equity	6,261,754	6,302,907
Common stock	397,049	397,049
Capital surplus	416,970	418,103
Capital reserve	416,970	416,970
Other capital surplus	—	1,132
Retained earnings	6,599,875	6,767,422
Legal reserve	99,454	99,454
Other retained earnings	6,500,421	6,667,968
Reserve for special depreciation	885	1,194
Reserve for reduction of acquisition cost of fixed assets	9,641	8,956
General reserve	6,340,926	6,340,926
Retained earnings carried forward	148,968	316,890
Less: treasury stock	(1,152,142)	(1,279,668)
Valuation and translation adjustments	362,114	224,485
Net unrealized gains on other securities	362,114	224,485
Stock acquisition rights	10,797	11,006
Total net assets	6,634,666	6,538,399

Total	10,612,765	9,593,164

UNCONSOLIDATED STATEMENTS OF INCOME

(Million yen; amounts less than one million yen are omitted)
	FY2012 (April 1, 2011 through March 31, 2012)	FY2011 (Reference) (April 1, 2010 through March 31, 2011)
Net revenues	8,241,176	8,242,830
Cost of sales	7,742,254	7,601,036
Gross profit	498,922	641,794
Selling, general and administrative expenses	938,728	1,122,733
Operating loss	(439,805)	(480,938)
Non-operating income	602,903	523,316
Interest income	30,752	31,262
Dividend income	475,206	331,293
Others	96,944	160,760
Non-operating expenses	139,999	89,390
Interest expenses	12,477	15,138
Others	127,521	74,251
Ordinary income (loss)	23,098	(47,012)
Income (loss) before income taxes	23,098	(47,012)
Income taxes – current	15,800	16,500
Income taxes – deferred	(28,546)	(116,277)
Net income	35,844	52,764

UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FY2012

(April 1, 2011 through March 31, 2012)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the beginning of current period	397,049	416,970	1,132	418,103	99,454	1,194	8,956	6,340,926	316,890	6,767,422
Changes of items during the period
Appropriation to reserve for special depreciation						125			(125)
Reversal of reserve for special depreciation						(434)			434
Appropriation to reserve for reduction of acquisition cost of fixed assets							705		(705)
Reversal of reserve for reduction of acquisition cost of fixed assets							(21)		21
Dividends paid									(156,784)	(156,784)
Net income									35,844	35,844
Purchase of common stock
Reissuance of common stock			(1,132)	(1,132)					(46,607)	(46,607)
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	(1,132)	(1,132)	—	(308)	684	—	(167,922)	(167,546)
Balance at the end of current period	397,049	416,970	—	416,970	99,454	885	9,641	6,340,926	148,968	6,599,875

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
Balance at the beginning of current period	(1,279,668)	6,302,907	224,485	224,485	11,006	6,538,399
Changes of items during the period
Appropriation to reserve for special depreciation
Reversal of reserve for special depreciation
Appropriation to reserve for reduction of acquisition cost of fixed assets
Reversal of reserve for reduction of acquisition cost of fixed assets
Dividends paid		(156,784)				(156,784)
Net income		35,844				35,844
Purchase of common stock	(115)	(115)				(115)
Reissuance of common stock	127,642	79,902				79,902
Net changes of items other than shareholders’ equity			137,628	137,628	(208)	137,420
Total changes of items during the period	127,526	(41,152)	137,628	137,628	(208)	96,267
Balance at the end of current period	(1,152,142)	6,261,754	362,114	362,114	10,797	6,634,666

FY2011 (Reference)

(April 1, 2010 through March 31, 2011)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings					Total retained earnings
						Reserve for losses on overseas investments	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the end of previous period	397,049	416,970	1,132	418,103	99,454	12	1,791	8,462	6,340,926	405,130	6,855,777
Changes of items during the period
Reversal of reserve for losses on overseas investments						(12)				12
Appropriation to reserve for special depreciation							188			(188)
Reversal of reserve for special depreciation							(786)			786
Appropriation to reserve for reduction of acquisition cost of fixed assets								516		(516)
Reversal of reserve for reduction of acquisition cost of fixed assets								(21)		21
Dividends paid										(141,119)	(141,119)
Net income										52,764	52,764
Purchase of common stock
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	—	—	—	(12)	(597)	494	—	(88,239)	(88,355)
Balance at the end of current period	397,049	416,970	1,132	418,103	99,454	—	1,194	8,956	6,340,926	316,890	6,767,422

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments			Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Deferred hedge gains or losses	Total valuation and translation adjustments
Balance at the end of previous period	(1,278,708)	6,392,222	236,133	186	236,319	9,149	6,637,692
Changes of items during the period
Reversal of reserve for losses on overseas investments
Appropriation to reserve for special depreciation
Reversal of reserve for special depreciation
Appropriation to reserve for reduction of acquisition cost of fixed assets
Reversal of reserve for reduction of acquisition cost of fixed assets
Dividends paid		(141,119)					(141,119)
Net income		52,764					52,764
Purchase of common stock	(960)	(960)					(960)
Net changes of items other than shareholders’ equity			(11,648)	(186)	(11,834)	1,857	(9,977)
Total changes of items during the period	(960)	(89,315)	(11,648)	(186)	(11,834)	1,857	(99,292)
Balance at the end of current period	(1,279,668)	6,302,907	224,485	—	224,485	11,006	6,538,399

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS

*Amounts less than one million yen are in principle omitted.

[Significant accounting policies]

1. Standards and methods of valuation of assets

(1) Standards and methods of valuation of securities

Equity securities of subsidiaries and affiliates are stated at cost determined on the moving average-method.

Other securities:

Other securities with fair value are stated at fair value based on the market prices, etc. at the end of each fiscal year. (Differences in valuation are included directly in net assets; costs of securities are determined on the moving-average method.)

Other securities not practicable to determine their fair value are stated at cost determined on the moving average method.

(2) Standards and methods of valuation of inventories

Standards:

Cost method (the amounts presented in the balance sheet are written down to the lower of cost or market value)

Methods:

Generally, average method

2. Depreciation of property, plant and equipment is computed on the declining balance method.

3. Standards of accounting for reserves

(1) Allowance for doubtful accounts:

To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of the receivables.

(2) Allowance for retirement benefits:

To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year.

4. Other significant matters pertaining to the preparation of unconsolidated financial statements

(1) Consumption taxes, etc. are computed based on the net-of-tax method.

(2) The consolidated taxation system is applied.

[Unconsolidated balance sheet]

1.	Assets pledged as collateral and relevant liabilities

Assets pledged as collateral		Relevant liabilities
Items	Book value as of the end of the fiscal year (million yen)	Items	Balance as of the end of the fiscal year (million yen)
Investments in securities	9,131	Security deposit for delayed tax payment for goods imported	9,000

Total	9,131	Total	9,000

2. Accumulated depreciation of property, plant and equipment:	3,816,547 million yen

3. Guarantees

Guarantees for bank loans of Toyota Financial Services Corporation	227,261 million yen

4. Export bill discounted	6,691 million yen

5. Receivables from and payables to subsidiaries and affiliates

Short-term receivables	1,474,004 million yen
Long-term receivables	173,563 million yen
Short-term payables	1,569,805 million yen

6.	The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan.

[Unconsolidated statement of income]

Transactions with subsidiaries and affiliates

Net sales	4,888,020 million yen
Purchases	4,323,911 million yen
Non-operating transactions	527,440 million yen

[Unconsolidated statement of changes in net assets]

1.	Type and number of treasury stock at the end of FY2012

Common stock	281,187,739 shares

2.	Dividends from surplus

(1)	Cash dividends

Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Ordinary General Shareholders’ Meeting held on June 17, 2011	Common stock	94,070 million yen	30 yen	March 31, 2011	June 20, 2011
Directors’ Meeting held on November 8, 2011	Common stock	62,713 million yen	20 yen	September 30, 2011	November 30, 2011

(2)	Dividends of which record date falls in FY2012 and effective date falls in FY2013

Dividends on common stock are proposed for resolution at the FY2012 Ordinary General Shareholders’ Meeting to be held on June 15, 2012, as follows:

Total cash dividends	95,004 million yen
Dividend per share	30 yen
Record date	March 31, 2012
Effective date	June 18, 2012

The dividends shall be paid from retained earnings.

3.	Type and number of shares to be issued or transferred upon the exercise of Stock Acquisition Rights (excluding Stock Acquisition Rights that are not exercisable) at the end of FY2012

Common stock	13,426,000 shares

[Tax effect accounting]

Deferred tax assets mainly relate to impairment losses on securities, accrued expenses, and allowance for retirement benefits, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities. As a result of the Japanese tax reform enacted into law in FY2012, the income tax rate effective from FY2013 or later has been changed. Consequently, the amounts of the deferred tax assets and deferred tax liabilities have been revised.

[Fixed assets used under lease agreements]

In addition to fixed assets on the unconsolidated balance sheet, certain tools, furniture, and fixtures, etc. are used under finance lease agreements with the title of leased assets remaining with the lessors.

[Related-party transactions]

Category	Name	Voting Interests	Description of Relationship	Transaction	Transaction amounts (million yen)	Account name	Balances as of the end of the fiscal year (million yen)
Subsidiary	Toyota Motor Sales, U.S.A., Inc.	Equity Indirect 100.00%	Sales of TMC products Concurrent posting of directors	Mainly vehicle sales (Note.1)	1,038,349 (Note.2)	Trade accounts receivable	128,601 (Note.2)
				Loans (Note.3)	55,083 (Note.3)	Loans	170,160
Subsidiary	Toyota Auto Body Co., Ltd.	Equity Direct 100.00%	Purchase of Toyota Auto Body products	Supply of vehicle parts, etc. (Note.1)	1,058,181 (Note.2)	Other receivables	151,814 (Note.2)
				Purchase of auto bodies, etc. (Note.1)	1,502,380 (Note.2)	Trade accounts payable	62,045 (Note.2)
				Deposit of funds (Note.3)	92,827 (Note.3)	Deposits received	157,482
Subsidiary	Daihatsu Motor Co., Ltd.	Equity Direct 51.50% Indirect 0.14%	Purchase of Daihatsu Motor products	Deposit of funds (Note.3)	123,174 (Note.3)	Deposits received	187,353
Subsidiary	Toyota Financial Services Corporation	Equity Direct 100.00%	Loans from TMC Concurrent posting of directors	Guarantees (Note.4)	227,261 (Note.4)	—	—

Note. 1:	Terms of transactions, including price terms, are determined through negotiations.
Note. 2:

The transaction amounts and the balances of trade accounts receivable do not include consumption taxes, etc. The balances of trade accounts payable and other receivables include consumption taxes, etc.

Note. 3:	The interest rates of loans and deposit of funds are determined based on the market interest rate. The transaction amount represents average balance during the fiscal year.
Note. 4:	Guarantees for bank loans of Toyota Financial Services Corporation. The transaction amount represents the balance at the end of the fiscal year.

[Per share information]	(Amounts are rounded to the nearest hundredth digit yen)

Net assets per share	2,091.65 yen
Net income per share	11.40 yen

[Business combinations]

Toyota Auto Body Co., Ltd. and Kanto Auto Works Ltd. were made wholly-owned subsidiaries of TMC as of January 1, 2012 through a simplified procedure for share-for-share exchange pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act of Japan. This acquisition will maximize the strengths of each Toyota group company, enable Toyota to utilize its group resources and will establish a corporate structure that enables management to make decisions that are in line with the group’s overall direction and increasing speed of management. This share exchange was accounted for in accordance with the “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008) and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, December 26, 2008).

Independent Auditor’s Report (Certified Copy)

(English Translation*)

May 2, 2012

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata

Katsunori Sasayama

Certified Public Accountant

Designated and Engagement Partner

Fusahiro Yamamoto

Certified Public Accountant

Designated and Engagement Partner

Hitoshi Kiuchi

Certified Public Accountant

Designated and Engagement Partner

Hisashi Shirahata

Certified Public Accountant

Designated and Engagement Partner

We have audited, pursuant to Article 436 (2) (i) of the Campanies Act of Japan, the unconsolidated financial statements, which consist of the unconsolidated balance sheets, the unconsolidated statements of income, the unconsolidated statements of changes in net assets and the notes to the unconsolidated financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the 108th fiscal year from April 1, 2011 to March 31, 2012.

Management’s Responsibility for the unconsolidated financial statements and the supplementary schedules Management is responsible for the preparation and fair presentation of the unconsolidated financial statements, and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of the unconsolidated financial statements, and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these unconsolidated financial statements and the supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the unconsolidated financial statements and supplementary schedules are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the unconsolidated financial statements and the supplementary schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the unconsolidated financial statements and the supplementary schedules, whether due to fraud or error. In making the risk assessment, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the unconsolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the purpose of the financial statements audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as examining the overall presentation of the unconsolidated financial statements and supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion:

In our opinion, the unconsolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period covered by the unconsolidated financial statements and the supplementary schedules in conformity with accounting principles generally accepted in Japan.

Conflict of interest:

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	The original audit report is in Japanese. This English translation is for readers’ convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	(Amounts are rounded to the nearest million yen)
	FY2012 (As of March 31, 2012)	FY2011 (Reference) (As of March 31, 2011)

(Assets)
Current assets	12,321,189	11,829,755
Cash and cash equivalents	1,679,200	2,080,709
Time deposits	80,301	203,874
Marketable securities	1,181,070	1,225,435
Trade accounts and notes receivable, less allowance for doubtful accounts	1,999,827	1,449,151
Finance receivables, net	4,114,897	4,136,805
Other receivables	408,547	306,201
Inventories	1,622,282	1,304,242
Deferred income taxes	718,687	605,884
Prepaid expenses and other current assets	516,378	517,454
Noncurrent finance receivables, net	5,602,462	5,556,746
Investments and other assets	6,491,934	6,122,505
Marketable securities and other securities investments	4,053,572	3,571,187
Affiliated companies	1,920,987	1,827,331
Employees receivables	56,524	62,158
Other	460,851	661,829
Property, plant and equipment	6,235,380	6,309,160
Land	1,243,261	1,237,620
Buildings	3,660,912	3,635,605
Machinery and equipment	9,094,399	8,947,350
Vehicles and equipment on operating leases	2,575,353	2,491,946
Construction in progress	275,357	298,828
Less – Accumulated	(10,613,902)	(10,302,189)

Total assets	30,650,965	29,818,166

	(Amounts are rounded to the nearest million yen)
	FY2012 (As of March 31, 2012)	FY2011 (Reference) (As of March 31, 2011)
(Liabilities)
Current liabilities	11,781,574	10,790,990
Short-term borrowings	3,450,649	3,179,009
Current portion of long-term debt	2,512,620	2,772,827
Accounts payable	2,242,583	1,503,072
Other payables	629,093	579,326
Accrued expenses	1,828,523	1,773,233
Income taxes payable	133,778	112,801
Other current liabilities	984,328	870,722
Long-term liabilities	7,802,913	8,107,152
Long-term debt	6,042,277	6,449,220
Accrued pension and severance costs	708,402	668,022
Deferred income taxes	908,883	810,127
Other long-term liabilities	143,351	179,783
Total liabilities	19,584,487	18,898,142

(Shareholders’ equity)
Toyota Motor Corporation shareholders’ equity	10,550,261	10,332,371
Common stock, no par value	397,050	397,050
Additional paid-in capital	550,650	505,760
Retained earnings	11,917,074	11,835,665
Accumulated other comprehensive income (loss)	(1,178,833)	(1,144,721)
Treasury stock, at cost	(1,135,680)	(1,261,383)
Noncontrolling interests	516,217	587,653
Total shareholders’ equity	11,066,478	10,920,024

Total liabilities and shareholders’ equity	30,650,965	29,818,166

CONSOLIDATED STATEMENTS OF INCOME

	(Amounts are rounded to the nearest million yen)
	FY2012 (April 1, 2011 through March 31, 2012)	FY2011 (Reference) (April 1, 2010 through March 31, 2011)
Net revenues	18,583,653	18,993,688
Sales of products	17,511,916	17,820,520
Financing operations	1,071,737	1,173,168
Costs and expenses	18,228,026	18,525,409
Cost of products sold	15,795,918	15,985,783
Cost of financing operations	592,646	629,543
Selling, general and administrative	1,839,462	1,910,083
Operating income	355,627	468,279
Other income (expense)	77,246	95,011
Interest and dividend income	99,865	90,771
Interest expense	(22,922)	(29,318)
Foreign exchange gain, net	37,105	14,305
Other income (loss), net	(36,802)	19,253
Income before income taxes and equity in earnings of affiliated companies	432,873	563,290
Provision for income taxes	262,272	312,821
Equity in earnings of affiliated companies	197,701	215,016
Net income	368,302	465,485
Less: Net income attributable to the noncontrolling interests	(84,743)	(57,302)
Net income attributable to Toyota Motor Corporation	283,559	408,183

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FY2012

(April 1, 2011 through March 31, 2012)

	(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2011	397,050	505,760	11,835,665	(1,144,721)	(1,261,383)	10,332,371	587,653	10,920,024

Equity transaction with noncontrolling interests and other		43,311	(45,365)	(6,503)	125,819	117,262	(119,824)	(2,562)
Issuance during the year		1,483				1,483		1,483
Comprehensive income
Net income			283,559			283,559	84,743	368,302
Other comprehensive income (loss)
Foreign currency translation adjustments				(87,729)		(87,729)	(5,563)	(93,292)
Unrealized gains or (losses) on securities, net of reclassification adjustments				129,328		129,328	2,466	131,794
Pension liability adjustments				(69,208)		(69,208)	4,098	(65,110)
Total comprehensive income						255,950	85,744	341,694
Dividends paid to Toyota Motor Corporation shareholders			(156,785)			(156,785)		(156,785)
Dividends paid to noncontrolling interests							(37,356)	(37,356)
Purchase and reissuance of common stock		96			(116)	(20)		(20)

Balances at March 31, 2012	397,050	550,650	11,917,074	(1,178,833)	(1,135,680)	10,550,261	516,217	11,066,478

FY2011 (Reference)

(April 1, 2010 through March 31, 2011)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2010	397,050	501,331	11,568,602	(846,835)	(1,260,425)	10,359,723	570,720	10,930,443

Equity transaction with noncontrolling interests and other		2,310				2,310	5,183	7,493
Issuance during the year		2,119				2,119		2,119
Comprehensive income
Net income			408,183			408,183	57,302	465,485
Other comprehensive income (loss)
Foreign currency translation adjustments				(287,613)		(287,613)	(11,965)	(299,578)
Unrealized gains or (losses) on securities, net of reclassification adjustments				(26,058)		(26,058)	(1,599)	(27,657)
Pension liability adjustments				15,785		15,785	(4,331)	11,454
Total comprehensive income						110,297	39,407	149,704
Dividends paid to Toyota Motor Corporation shareholders			(141,120)			(141,120)		(141,120)
Dividends paid to noncontrolling interests							(27,657)	(27,657)
Purchase and reissuance of common stock					(958)	(958)		(958)

Balances at March 31, 2011	397,050	505,760	11,835,665	(1,144,721)	(1,261,383)	10,332,371	587,653	10,920,024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*Amounts are rounded to the nearest million yen unless otherwise stated.

[Significant matters pertaining to the preparation of consolidated financial statements]

1. Number of consolidated subsidiaries and affiliated companies accounted for by the equity method:

TMC has 507 consolidated subsidiaries and 57 affiliated companies accounted for by the equity method.

2. Basis of consolidated financial statements:

TMC’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), pursuant to the provision of Article 120-2, Paragraph 1 of the Ordinance on Accounting of Companies. Also, pursuant to the provision of the latter part of that paragraph, certain disclosures and notes to the consolidated financial statements required under U.S. GAAP are omitted.

3. Standards and methods of valuation of securities:

Available-for-sale securities are stated at fair value. The acquisition cost of the securities is determined on the average cost method.

4. Standards and methods of valuation of inventories:

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” basis.

5. Depreciation of property, plant and equipment and amortization of intangible assets:

Depreciation of property, plant and equipment is mainly computed on the declining-balance method for TMC and Japanese subsidiaries and on the straight-line method for foreign subsidiaries. Intangible assets with a definite life are amortized on the straight-line method.

6. Standards of accounting for reserves:

Allowance for doubtful accounts and allowance for credit losses are based primarily on the frequency of occurrence and loss severity. Accrued pension and severance costs are recognized based on the retirement benefit obligations measured by actuarial calculations less fair value of the plan assets.

[Consolidated Balance Sheet]

1. Allowance for doubtful accounts	44,097 million yen
Allowance for credit losses	140,363 million yen

2. Components of accumulated other comprehensive income (loss)

Foreign currency translation adjustments	(1,248,118) million yen
Unrealized gains on securities	298,306 million yen
Pension liability adjustments	(229,021) million yen

3. Assets pledged as collateral	1,278,232 million yen

4. Guarantees	1,695,140 million yen

[Consolidated Statement of Shareholders’ Equity]

Number of shares issued and outstanding as of March 31, 2012	3,447,997,492 shares

[Financial instruments]

1. Matters pertaining to the status of financial instruments

Toyota has certain financial instruments, which arose in the normal course of business, such as marketable securities and finance receivables. Toyota employs derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates.

2. Matters pertaining to the fair value of financial instruments

Asset (Liability)	Carrying amount (million yen)	Estimated fair value (million yen)
Cash and cash equivalents	1,679,200	1,679,200
Marketable securities and other securities investments	5,133,175	5,133,175
Finance receivables	8,879,731	9,137,936
Short-term borrowings and long-term debt	(11,984,198)	(12,133,842)
Derivative financial instruments	114,323	114,323

Notes:

Cash and cash equivalents, and marketable securities and other securities investments are mostly measured by market price.

Finance receivables, short-term borrowings and long-term debt are estimated based on the discounted amounts of future cash flows.

Derivative financial instruments are mostly measured based on market data.

[Per share amounts]	(Amounts are rounded to the nearest hundredth digit yen)

1. Toyota Motor Corporation Shareholders’ equity per share	3,331.51 yen

2. Net income attributable to Toyota Motor Corporation per share
Basic	90.21 yen
Diluted	90.20 yen

Independent Auditor’s Report (Certified Copy)

(English Translation*)

May 2, 2012

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata

Katsunori Sasayama

Certified Public Accountant

Designated and Engagement Partner

Fusahiro Yamamoto

Certified Public Accountant

Designated and Engagement Partner

Hitoshi Kiuchi

Certified Public Accountant

Designated and Engagement Partner

Hisashi Shirahata

Certified Public Accountant

Designated and Engagement Partner

We have audited, pursuant to Article 444 (4) of the Companies Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheets, the consolidated statements of income, the consolidated statements of shareholders’ equity, and the notes to the consolidated financial statements of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2011 to March 31, 2012.

Management’s Responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provisions of the latter part of Article 120-2 (1) of the Ordinance on Accounting of Companies that allow the partial omission of the disclosure items required by accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the consolidated financial statements, whether due to fraud or error. In making the risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the purpose of the financial statements audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as examining the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion:

In our opinion, the above consolidated financial statements prepared by partially omitting the disclosure items required by accounting principles generally accepted in the United States of America in accordance with the provisions of the latter part of Article 120-2 (1) of the Ordinance on Accounting of Companies present fairly, in all material respects, the financial position and the results of operations of the corporate group which consists of the Company and its consolidated subsidiaries for the period covered by the consolidated financial statements.

Conflict of interest:

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	The original audit report is in Japanese. This English translation is for reader’s convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Board of Corporate Auditors’ Report (Certified Copy)

Audit Report

The Board of Corporate Auditors has discussed and prepared this Audit Report based on the audit reports prepared by each of the Corporate Auditors pertaining to the conduct of duties by the Directors of Toyota Motor Corporation during FY2012 extending from April 1, 2011 through March 31, 2012, and reports as follows.

1.	Method and content of Audit by the Corporate Auditors and the Board of Corporate Auditors

(1)	Auditing method of the Board of Corporate Auditors

The Board of Corporate Auditors determined the auditing policies and audit plan, received a report from each Corporate Auditor on the audit and its results, and received reports from the Directors and senior executives and Accounting Auditor on the execution of their duties.

(2)	Method and content of Audit by the Corporate Auditors

1)

Based on the audit policies and audit plan adopted by the Board of Corporate Auditors, each Corporate Auditor communicated with the Directors and senior executives and other Corporate Auditors, collected information, developed an auditing environment, attended the Board of Directors’ meetings and other important meetings, and received reports from the Directors and senior executives on the execution of their duties. The Corporate Auditors also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Corporate Auditors exchanged opinions and information with the Directors and senior executives and Corporate Auditors of the subsidiaries, and received reports on business from them, as needed.

2)

Concerning the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of income, unconsolidated statements of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statements of shareholders’ equity, and notes to the consolidated financial statements), each Corporate Auditor received reports from the Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Corporate Auditors also received notice from the Accounting Auditor confirming that the “systems to ensure the appropriate execution of duties by the Accounting Auditor” (as described in each of the items of Article 131 of the Ordinance on Accounting of Companies) has been properly developed.

2.	Result of Audit

(1)	Audit result concerning the business report and others

1)	The business report and supplementary schedules accurately represent the company’s situation as required by laws and regulations and the Articles of Incorporation.

2)	No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the performance of duties by the Directors.

3)

Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 the Companies Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act) are appropriate. We have nothing to point out concerning the execution of duties by the Directors with respect to the internal control system.

(2)	Audit results concerning unconsolidated financial statements and supplementary schedules

The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.

(3)	Audit results of consolidated financial statements

The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.

We have confirmed that, as mentioned in the Business Report, measures were taken to improve business continuity upon the occurrence of large-scale disasters, based on experiences from the Great East Japan Earthquake and the floods in Thailand.

May 8, 2012

Toyota Motor Corporation Board of Corporate Auditors

Full-time Corporate Auditor Yoichiro Ichimaru	Outside Corporate Auditor Yoichi Morishita
Full-time Corporate Auditor Masaki Nakatsugawa	Outside Corporate Auditor Akishige Okada
Full-time Corporate Auditor Masahiro Kato	Outside Corporate Auditor Kunihiro Matsuo
Outside Corporate Auditor Yoko Wake

Consolidated Business Results for FY2012 (Reference)

Segment Operating Results

Automotive

Net revenues for the automotive operations decreased by 342.7 billion yen, or 2.0%, to 16,994.5 billion yen in FY2012 compared with FY2011, and operating income decreased by 64.3 billion yen, or 74.8%, to 21.6 billion yen in FY2012 compared with FY2011. The decrease in operating income was mainly due to the effects of changes in exchange rates, despite our cost reduction efforts.

Financial services

Net revenues for the financial services operations decreased by 91.8 billion yen, or 7.7%, to 1,100.3 billion yen in FY2012 compared with FY2011, and operating income decreased by 51.8 billion yen, or 14.5%, to 306.4 billion yen in FY2012 compared with FY2011. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value and the effects related to credit losses including provision and reversal in sales finance subsidiaries.

All other

Net revenues for all other businesses increased by 76.6 billion yen, or 7.9%, to 1,048.9 billion yen in FY2012 compared with FY2011, and operating income increased by 6.8 billion yen, or 19.4%, to 42.0 billion yen in FY2012 compared with FY2011.

Operating income or loss by business segment

Geographic Information

Japan

Net revenues in Japan increased by 181.0 billion yen, or 1.6%, to 11,167.3 billion yen in FY2012 compared with FY2011, and operating loss decreased by 155.3 billion yen to 207.0 billion yen in FY2012 compared with FY2011. The decrease in operating loss was mainly due to cost reduction efforts and increases in both production volume and vehicle unit sales, despite the effects of changes in exchange rates.

North America

Net revenues in North America decreased by 677.2 billion yen, or 12.5%, to 4,751.8 billion yen in FY2012 compared with FY2011, and operating income decreased by 153.0 billion yen, or 45.1%, to 186.4 billion yen in FY2012 compared with FY2011. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales and the effects related to credit losses including provision and reversal in sales finance subsidiaries.

Europe

Net revenues in Europe increased by 12.4 billion yen, or 0.6%, to 1,993.9 billion yen in FY2012 compared with FY2011, and operating income increased by 4.6 billion yen, or 35.4%, to 17.7 billion yen in FY2012 compared with FY2011.

Asia

Net revenues in Asia decreased by 40.3 billion yen, or 1.2%, to 3,334.2 billion yen in FY2012 compared with FY2011, and operating income decreased by 56.2 billion yen, or 18.0%, to 256.7 billion yen in FY2012 compared with FY2011. The decrease in operating income was mainly due to an increase in expenses.

Other (Central and South America, Oceania and Africa)

Net revenues in other regions decreased by 48.9 billion yen, or 2.7%, to 1,760.1 billion yen in FY2012 compared with FY2011, and operating income decreased by 51.3 billion yen, or 32.0%, to 108.8 billion yen in FY2012 compared with FY2011. The decrease in operating income was mainly due to a decrease in vehicle unit sales.

Operating income or loss by region